

Jacob Guss · 2nd
Founder/CEO @ Bold Move Beverages
Austin, Texas, United States · **Contact info**
500+ connections

 **2 mutual connections:** Magdalena Regulska and Mike Gelb

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 **Bold Move Beverages**

The University of Texas at Austin - Red McCombs School of Business

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About

Currently building Bold Move Beverages
🔗 https://boldmovebeverages.com
📊 https://wefunder.com/bold.move.beverages/
📄 https://docsend.com/view/dbadk ...see more

Activity
1,314 followers

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Jacob Guss commented on a post · 1mo
Love the message man! Glad to see all the hard work is paying off.

 140   19 comments

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Experience

 **Founder/CEO**
Bold Move Beverages · Full-time
Jun 2021 - Present · 1 yr 4 mos
Austin, Texas, United States

  

 **Angel Investor**
Dragon Spirits Marketing
Oct 2021 · 1 mo
Austin, Texas, United States

 **Dragon Spirits Marketing**

 **Spring Fellow**
Unknown Ventures · Part-time
Jan 2021 - Jun 2021 · 6 mos
Austin, Texas, United States

 **Graduate Assistant**
Herb Kelleher Entrepreneurship Center · Part-time
Jan 2021 - May 2021 · 5 mos
Austin, Texas Metropolitan Area

 **Revenue/Data/Strategy Consultant**
Self Employed · Freelance
Feb 2019 - Aug 2020 · 1 yr 7 mos
Greater Los Angeles Area

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Education


Texas McCombs School of Business
Master of Business Administration - MBA
2020 - 2022


The University of Texas at Austin
Bachelor's Degree, Finance
2011 - 2015
Activities and societies: Caring for Camo
Alpha Epsilon Pi


ESCP Business School
Finance, General
2014 - 2014

Studied Abroad in Paris, France through an Exchange Program with ESCP, the world's first business school. My time in Europe was extremely educational both in and out of the classroom and ex ...see more

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Volunteering


Assistant Track Coach
Calabasas Cheetahs
Mar 2010 - Jun 2010 · 4 mos
Children

Volunteered to help coach long jump and hurdles for the local youth track team

Skills

Microsoft Office

👥 10 endorsements

PowerPoint

👥 7 endorsements

Social Media

👥 8 endorsements

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Honors & awards

Finalist - Rice Business Plan Competition
Issued by Rice University · Apr 2022

Associated with Bold Move Beverages

Out of 400+ applicants, Bold Move Beverages emerged as the top Consumer brand at the Rice Business Plan Competition, ultimately placing 6th overall

Champion - Texas Venture Labs Pitch Competition
Issued by Texas Venture Labs · Dec 2021

Associated with Bold Move Beverages

Competed & won UT Austin's premier pitch competition for graduate students.

Runner Up - Texas Venture Labs Pitch Competition
Issued by Texas Venture Labs · May 2021

Associated with Bold Move Beverages

Competed & placed 2nd in UT Austin's premier pitch competition for graduate students.

Interests

Influencers   Companies   Groups   Schools


Richard Branson 🔗
Founder at Virgin Group
19,763,419 followers

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Mark Cuban 🔗 · 3rd
President
7,560,100 followers

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Causes

Causes

Animal Welfare • Children • Human Rights • Politics • Science and Technology